CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,000,000	$122.80

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $482,601.15 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $122.80 offset against the registration fee due for this offering and of which $482,478.35 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 342 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 16-III dated February 9, 2007	Registration Statement No. 333-130051 Dated March 6, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,000,000 Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index due March 5, 2008

General

  The notes are designed for investors who believe both of the Nikkei 225 Index and the S&P 500® Index will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Index as compared to the other Index as well as any appreciation in excess of the Maximum Return of 11.70%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 5, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on March 6, 2007 and are expected to settle on or about March 9, 2007.

Key Terms

Indices:	The Nikkei 225 Index and the S&P 500® Index (each an “Index” and together the “Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Lesser Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Lesser Index Return is more than 3.90%, you will receive the Maximum Return on the notes of 11.70%, which entitles you to a payment at maturity of $1,117.00 for every $1,000 principal amount note.

Maximum Return:	$117.00 (or 11.70% x $1,000).
Participation Rate:	300%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 16844.50 for the Nikkei 225 Index and 1395.41 for the S&P 500® Index.
Ending Index Level:	For each Index, the arithmetic average of the Index closing levels on each of the five Averaging Dates.
Lesser Index Return:	The lesser of the Index Return of the Nikkei 225 Index and the Index Return of the S&P 500® Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Ending Averaging Dates†:	February 25, 2008, February 26, 2008, February 27, 2008, February 28, 2008 and February 29, 2008 (the “final Ending Averaging Date”)
Maturity Date†:	March 5, 2008
CUSIP:	48123JRU5
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 16-III.

Investing in the Lesser Index Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 16-III and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$11.40	$988.60

Total	$4,000,000	$45,600	$3,954,400

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.40 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $5.70 per $1,000 principal amount note. See “Underwriting” beginning on PS-31 of the accompanying product supplement no. 16-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $11.40 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 6, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 16-III dated February 9, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 2, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 16-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 16-III dated February 9, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000441/e26280_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table and graph below illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Index Return from -100% to +80%. The following table assumes that the Lesser Performing Index used to calculate the Ending Index Level will be the S&P 500® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for the purposes of calculating your return on the notes at maturity. The following table and graph also assume a hypothetical Initial Index Level of 1400 for the Lesser Performing Index and reflect the Participation Rate of 300% and the Maximum Return of 11.70%, or $117.00 per $1,000 principal amount note. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Lesser Performing Index Ending Level	Lesser Index Return	Index Return x Participation Rate (300%)	Additional Amount		Principal		Payment at Maturity

2520.00	80.00%	11.70%	$117.00	+	$1,000	=	$1,117.00
2380.00	70.00%	11.70%	$117.00	+	$1,000	=	$1,117.00
2240.00	60.00%	11.70%	$117.00	+	$1,000	=	$1,117.00
1820.00	30.00%	11.70%	$117.00	+	$1,000	=	$1,117.00
1680.00	20.00%	11.70%	$117.00	+	$1,000	=	$1,117.00
1540.00	10.00%	11.70%	$117.00	+	$1,000	=	$1,117.00
1470.00	5.00%	11.70%	$117.00	+	$1,000	=	$1,117.00
1454.60	3.90%	11.70%	$117.00	+	$1,000	=	$1,117.00
1442.00	3.00%	9.00%	$90.00	+	$1,000	=	$1,090.00
1428.00	2.00%	6.00%	$60.00	+	$1,000	=	$1,060.00
1414.00	1.00%	3.00%	$30.00	+	$1,000	=	$1,030.00
1400.00	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1260.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1120.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
980.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
840.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
700.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
560.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
420.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
280.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
140.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
0.00	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	PS-1

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from its Initial Index Level of 1400 to an Ending Index Level of 1442. Because the Lesser Performing Index’s Ending Index Level of 1442 is greater than its Initial Index Level and the Lesser Index Return of 3% multiplied by 300% does not exceed the Maximum Return of 11.70%, the Additional Amount is equal to $90 and the investor receives a payment at maturity of $1,090 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1442-1400)/1400] x 300%) = $1,090

Example 2: The level of the Lesser Performing Index decreases from its Initial Index Level of 1400 to an Ending Index Level of 1260. Because the Lesser Performing Index’s Ending Index Level of 1260 is lower than its Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Lesser Performing Index increases from its Initial Index Level of 1400 to an Ending Index Level of 1540. Because the Lesser Index Return of 10% multiplied by 300% is greater than the Maximum Return of 11.70%, the Additional Amount is equal to the Maximum Return of $117 and the investor receives a payment at maturity of $1,117 per $1,000 principal amount note.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Lesser Index Return x 300% (the Participation Rate), but this additional payment will not be less than zero or greater than $117.00 per $1,000 principal amount note, which reflects the Maximum Return of 11.70% on the notes.
  DIVERSIFICATION OF THE INDICES — The return on the notes is linked the Lesser Performing Index which will be either the Nikkei 225 Index or the S&P 500® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on each Index, see “The Nikkei 225 Index” and “The S&P 500® Index” in the accompanying product supplement no. 16-III.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 16-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices, or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 16-III dated February 9, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Lesser Performing Index, and will depend on whether, and the extent to which, the Lesser Index Return is positive. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets over the term of the notes. You will receive no more than the full principal amount of your notes if the Lesser Index Return is zero or negative.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 11.70%, regardless of the appreciation in the Lesser Performing Index, which may be significant.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in each Index individually, the stocks composing the Indices or contracts related to the Indices. If the Lesser Index Return is not positive, the Additional Amount will be zero. This will be true even if the Index Return for only one Index is positive, or if the Lesser Performing Index’s closing level was higher than its Initial Index Level at some time during the life of the notes but later falls below its Initial Index Level.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities composing either the Nikkei 225 Index or the S&P 500® Index would have.
  YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING INDEX — Your return on the notes will be determined by the Lesser Performing Index, and, therefore, the notes may not return more than the applicable principal amount of your investment even if the Ending Index Level of one of the two Indices is above its respective Initial Index Level.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of the Nikkei 225 Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in each Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the Nikkei 225 Index and the S&P 500® Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar and the yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	PS-3

Historical Information

The following graphs set forth the weekly performance of each Index from January 4, 2002 through March 2, 2007. The Index closing level of the Nikkei 225 Index on March 6, 2007 was 16844.50. The Index closing level of the S&P 500® Index on March 6, 2007 was 1395.41.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Ending Averaging Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	PS-4